www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2024/12/05: The Company announced the record date for capital increase of the issuance of the 2024 restricted stock awards for Employee

99.2 Announcement on 2024/12/05: November Revenue

99.3 Announcement on 2024/12/09: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

The Company announced the record date for capital increase of the issuance of the 2024 restricted stock awards for Employee

1. Date of occurrence of the event: 2024/12/05

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

(1) UMC’s 2024 Employee Restricted Stock Awards of no more than 66,000,000 common shares have been approved by UMC’s Annual Shareholders' Meeting held on 2024/05/30 and by Financial Supervisory Commission in Order No.1130358773 effective since 2024/10/8.

(2) The actual number of shares to be issued on the record date will be 32,956,000 shares.

The actual issuance date was determined by the chairman as authorized by the board of directors, and the record date for capital increase is 2024/12/5.

6. Countermeasures: N/A

7. Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): None

Exhibit 99.2

United Microelectronics Corporation

December 5, 2024

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of November 2024.

1)
Sales volume (NT$ Thousand)

Period	Items	2024	2023	Changes	%
November	Net sales	20,049,182	18,787,670	1,261,512	6.71%
Year-to-Date	Net sales	213,336,766	205,553,774	7,782,992	3.79%

2)
Funds lent to other parties (NT$ Thousand): None

3)
Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	8,803,008	8,799,064	165,691,666

Note: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020, October 29, 2020, December 16, 2020, July 28, 2021, October 27, 2021, December 15, 2021, April 27, 2022, October 26, 2022, December 14, 2022, April 26, 2023, July 26, 2023, December 13, 2023, February 27, 2024 and July 31, 2024, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to CNY¥ 1,972 million.

4)
Financial derivatives transactions:

a Not under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	1,036,800	0
Fair Value	0	0	(4,390)	0
Net profit (loss) from Fair Value	0	0	(4,390)	0
Written-off Trading
Contracts	0	0	4,487,702	0
Realized profit (loss)	0	0	(490)	0

Exhibit 99.3

United Microelectronics Corporation

For the month of November, 2024

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)
The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of October 31, 2024	Number of shares as of November 30, 2024	Changes
Executive Vice President Vice President Vice President Vice President Vice President	Ming Hsu S F Tzou Jerry CJ Hu Y S Shen Francia Hsu	7,543,000 1,489,108 3,250,000 1,520,000 506,000	7,443,000 1,349,108 3,160,000 1,440,000 1,532,000	(100,000) (140,000) (90,000) (80,000) 1,026,000
2)
The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of October 31, 2024	Number of shares as of November 30, 2024	Changes
Executive Vice President	Ming Hsu	1,500,000	-	(1,500,000)